April 7, 2006

LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to review with you the operating highlights of the third fiscal quarter of 2006.  We have continued to focus our activities during the quarter on partnership for our two most advanced drug candidates, GTI-2040 and Virulizin® while steadily progressing the development of our small molecule program and the GTI-2040 Phase II clinical trial program supported by the US National Cancer Institute (NCI).  We are encouraged with the results during the quarter from our Acute Myeloid Leukemia (AML) NCI sponsored GTI-2040 Phase II clinical trial and we look forward to more data from the remaining five clinical trials throughout the calendar year.

In early December we announced positive findings in our Phase II clinical trial of GTI-2040 combined with cytarabine in patients with recurrent or refractory AML sponsored by the NCI.  These patients have few remaining treatment options and without novel therapies are candidates for bone marrow transplants. The clinical trial data presented showed complete responses in 44 per cent of patients 60 years of age or younger. Patients in this trial had either failed to respond to prior therapy or had rapidly relapsed. Such patients usually have a very low expectation of complete response of approximately 10 to 20 per cent on salvage therapies such as high-dose cytarabine.

We continue to analyze and evaluate the data from our completed Phase III clinical trial of Virulizin® in combination with gemcitabine for the treatment of pancreatic cancer which did not demonstrate statistical significance in overall median survival in first-line treatment analysis.  Resulting from this analysis, in January we announced some of the results of further exploratory analysis of the data.  This analysis showed significant survival benefit for a subgroup of patients who continued to receive Virulizin® after entering optional Stage 3 second-line therapy. Stage 3 patients are those who entered optional second-line therapy, and were offered Virulizin® / placebo plus 5-flurouracil, or Virulizin® / Placebo alone, or best supportive care. Although this finding is from exploratory analysis and in our view, will not be sufficient for regulatory approval without additional clinical investigation, it provides important new information for further clinical development strategies.

We disclosed in February that the previously announced tax assisted financing and the subsequent repayment of our convertible debentures would not close as some of the conditions precedent were not met.  We continue to evaluate various financing and partnership alternatives with our shareholders best interests in mind.

In early March we announced the publication of three research studies for our anticancer products, providing support for further development of our lead small molecule program and two antisense drugs. Publications in these peer-reviewed international journals reflect the high quality of the experimental program and scientific leadership within our preclinical small molecule and antisense programs.  These papers also demonstrate our continuing commitment to carrying out comprehensive preclinical research in addition to the clinical research programs. The results add to our confidence with regard to our current clinical and business development strategies.  The publications discussed the following topics:

•

Novel formulation developed for ML-series of small molecule compounds

•

GTI-2501 preclinical data indicate a broad spectrum of anti-tumor activity

•

GTI-2601 exhibits anti-tumor effects

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following information prepared as at April 7, 2006 should be read in conjunction with the unaudited consolidated financial statements and notes prepared in accordance with Canadian generally accepted accounting principles (GAAP) in this quarterly report and should also be read in conjunction with the audited consolidated financial statements and notes and management’s discussion and analysis contained in the Company’s annual report for the year ended May 31, 2005. All amounts are expressed in Canadian dollars unless otherwise noted.

Overview of the Business

Lorus is a Canadian biotechnology company, traded on both the TSX (LOR) and AMEX (LRP), focused on the discovery, research and development of well-tolerated therapies that manage cancer and promote improved quality of life.  We are currently operating several research and pre-clinical programs in-house and have two products in clinical development with seven Phase II clinical trials underway.  We continue to analyze the data received from our Virulizin® Phase III clinical trial and focus on partnership activities for all our drug candidates.

The lead drugs in our antisense portfolio, GTI-2040 and GTI-2501, continue to advance in the clinic.  There are currently six Phase II clinical trials with GTI-2040 sponsored by the National Cancer Institute (NCI) in six different indications underway, as well as a Phase II clinical trial with GTI-2501 for the treatment of prostate cancer.  We recently announced interesting data from two of our GTI-2040 clinical trials for the treatment of AML and hormone refractory prostate cancer (HRPC) and anticipate further results from the various Phase II trials in calendar 2006.

During the year we have continued the successful development of our small molecule program, with the selection of a class of lead molecules.  Based on the results of preclinical studies two molecules from this class, ML-133 and LT-253 have been chosen as lead candidates for further development as novel anticancer drugs. The Lorus team is actively working on advancing its small molecule program at an accelerated pace, with the objective of moving a drug candidate into the clinic.

In addition, Lorus has other novel, proprietary drug candidates in its product development pipeline including tumor suppressor/gene therapy approach and other low molecular weight compounds.

Results of Operations

Cash used in Operating Activities

Cash used in operating activities was $4.0 million for the three-month period ended February 28, 2006 compared to $4.1 million in the prior period.  For the nine-month period ended February 28, 2006 cash used in operating activities totaled $11.1 million compared with $14.9 million in the prior period.  The decrease during the quarter is primarily due to lower research and development expenditures due to the close of our Virulizin® Phase III clinical trial in July 2005 as well as lower general and administrative costs resulting from lower levels of staff following the November 2005 corporate changes and reduced legal, patent and consulting costs offset by a reduction in non-cash working capital of $1.2M resulting from a reduction in accounts payable and accrued liabilities balances.  The reduction in cash used in operating activities for the nine-month period ended February 28, 2006 is for reasons consistent with the three-month period offset by a smaller reduction in non-cash working capital.

Research and Development

Research and development expenses for the three-month period ended February 28, 2006 decreased to $2.3 million compared to $3.2 million for the same period last year.  For the nine-month period ended February 28, 2006, research and development expenses decreased to $8.9 million compared to $12.1 million for the same period last year.  The decrease in research and development activities is the result of lower clinical trial costs for the now complete Phase III trial of Virulizin® in comparison to the prior year when the trial was fully enrolled and underway.  In addition due to the corporate changes in November 2005, the number of personnel working on Virulizin® research and development activities has decreased significantly.

General and Administrative

General and administrative expenses for the three-month period ended February 28, 2006 decreased 39% to $909,000 compared with $1.5 million in the same period last year.  General and administrative expenses for the nine-month period ended February 28, 2006 decreased slightly to $3.6 million compared with $3.8 million in the same period last year.  The decrease in general and administrative costs during the quarter is the result of lower levels of staff following the November 2005 corporate changes as well as lower legal, patent and consulting costs compared with the prior year.  The reduction year to date is less significant due to severance costs of $468,000 resulting from corporate changes in November 2005.

Stock-Based Compensation

Stock-based compensation expense increased to $400,000 for the three-month period ended February 28, 2006 compared with $341,000 for the same period last year and $1,105,000 for the nine-month period ended February 28, 2006 compared with $1,202,000 for the nine-month period ended February 28, 2005.

During the quarter, employees of the Company (excluding Directors and Officers) were given the opportunity to choose between keeping 100% of their existing options at the existing exercise price and forfeiting 50% of the options held in exchange for having the remaining 50% of the exercise price of the options re-priced to $0.30 per share.  Employees holding 2,290,000 stock options opted for re-pricing their options, resulting in the amendment of the exercise price of 1,145,000 stock options and the forfeiture of 1,145,000 stock options during the quarter ended February 28, 2006.  This re-pricing resulted in additional compensation expense of $84,000 representing the incremental value conveyed to holders of the options as a result of reducing the exercise price, of which $45,000 has been included in the stock compensation expense during the three and nine-months ended February 28, 2006.  The balance additional compensation expense of $39,000 will be recognized as the amended options vest.  This increased expense is offset by $85,000 representing amounts previously expensed on unvested stock options due to the forfeiture of 1,145,000 stock options, which was reversed from the stock compensation expense for the three and nine months ended February 28, 2006.

The increase in stock-based compensation expense for the three-month period is the result of a large number of options issued during the quarter as well as the stock option amendment discussed above, offset by forfeitures related to both the amendment and terminated employees resulting from the November Corporate Changes.  For the nine-month period stock option expense has decreased despite a higher number of options issued due primarily to the fact that many of the options issued are at a much lower fair value (due to a decrease in share price) as well as a large number of forfeitures associated with the option amendment and employee terminations.  Lorus relies on stock options as a compensation tool to help motivate and retain our employees.

Interest and Accretion Expense

We recognized non-cash interest expense of $224,000 for the three-month period ended February 28, 2006 compared with $96,000 in the prior period and $631,000 for the nine-month period ended February 28, 2006 compared with $135,000 in the same period last year representing interest at a rate of prime +1% on our $15.0 million convertible debentures (the ‘debentures’).  The increase in expense over the prior period is related to the debentures being issued in October of 2004 compared with an entire 9 months of interest in the current period as well as an increase in the prime rate in comparison with the prior periods.  The interest accrued on the debenture during the quarter was paid in common shares of the Company, a non-cash expense.

Accretion in the carrying value of the debentures amounted to $202,000 for the three-month period ended February 28, 2006 and $568,000 for the nine-month period ended February 28, 2006 compared with $137,000 and $195,000 for the three and nine-month periods ended February 28, 2005 respectively.  This accretion charge arises as under Canadian GAAP, the Company has allocated the proceeds from each tranche of the debentures to the debt and equity instruments issued on a relative fair value basis resulting in the $15.0 million debentures having an initial cumulative carrying value of $9.8 million as of their dates of issuance.

Depreciation and Amortization

Depreciation and amortization expense for the three and nine month periods ended February 28, 2006 was $130,000 and $390,000 respectively compared to $128,000 and $379,000 for the same periods in the prior year.

Amortization of Deferred Financing Charges

Amortization of deferred financing charges for the three and nine-month periods ended February 28, 2006 were $23,000 and $62,000 respectively compared to $32,000 and $51,000 for the same periods in the prior year.

Interest Income

Interest income for the three months ended February 28, 2006 was $85,000, compared with $116,000 for the same period last year. For the nine months ended February 28, 2006, interest income was $295,000 compared to $397,000 for the same period last year.  The decrease is attributable to a lower cash and short-term investment balance throughout fiscal 2006.

Net Loss

Net loss for the three months ended February 28, 2006 totaled $4.1 million ($0.02 per share) compared to a loss of $5.3 million ($0.03 per share) for the same period last year. For the nine-month period ended February 28, 2006, net loss totaled $14.9 million ($0.09 per share) compared to $17.5 million ($0.10 per share) for the comparable period last year.   The year to date decrease in net loss is due primarily to a reduction of $3.2 million in research and development expenses and a reduction of $200,000 in general and administrative expenses offset by higher interest expense of $496,000 and accretion expense of $373,000 associated with the debentures issued in fiscal 2005.

Tax Assisted Financing Transaction

We announced subsequent to the second quarter that we entered into a letter of intent to complete a $21.6 million tax assisted financing as well as an agreement with the holder of our debentures to repay the debentures from the proceeds of the transaction.  At the end of last quarter we had disclosed the debentures as a current liability as it was our intention to repay the debenture by October 31, 2006.  In February we announced that the proposed transaction would not close, as the previously disclosed conditions precedent could not be met.  As a result the agreement with the holder of the debentures to repay the debentures upon the close of the financing transaction was terminated and as of February 28, 2006 the original terms of the debentures remain unchanged.  Lorus has reclassified the debentures as a long-term liability as the debentures are now to be repaid October 6, 2009. The investor paid Lorus $100,000 to help cover the costs incurred as part of the transaction.  This $100,000 has been reclassified as a reduction in professional fee expense.

Quarterly Financial Information (unaudited)

The selected financial information provided below is derived from the Company’s unaudited quarterly financial statements for each of the last eight quarters, all of which cover periods of three months.

(Amounts in 000’s except for per common share data)	Feb. 28, 2006	Nov. 30, 2005	Aug. 31, 2005	May 31, 2005	Feb. 28, 2005	Nov. 30, 2004	Aug. 31, 2004	May 31, 2004
Revenue	$ 5	$ 6	$ 1	$ -	$ 3	$ 1	$ 2	$ 2
Net loss	(4,095)	(5,102)	(5,742)	(4,598)	(5,274)	(5,945)	(6,245)	(7,973)
Basic and diluted
net loss per share	$ (0.02)	$ (0.03)	$ (0.03)	$ (0.03)	$ (0.03)	$ (0.03)	$ (0.04)	$ (0.05)
Cash used in operating activities	$(3,956)	$(2,360)	$(4,809)	$(3,789)	$(4,106)	$(4,966)	$(5,860)	$(9,492)

Corporate Changes

In November 2005, as a means to conserve cash and refocus operations, Lorus scaled back some activities related to the Virulizin® technology and implemented a workforce reduction of approximately 39% or 22 employees.  As a result we have recorded severance compensation expense for former employees of $557,000.  Of this expense $468,000 is presented in the income statement as general and administrative expense and $89,000 as research and development expense.  Accounts payable and accrued liabilities at February 28, 2006 include severance and compensation expense liabilities relating to the Company’s November 2005 corporate changes of $270,000 that will be paid out by December 2006.

In November 2005, the Company underwent corporate changes which reduced the workforce to 35 full time employees in order to conserve cash and facilitate the implementation of a new strategic direction.

Liquidity and Capital Resources

Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity and convertible debt financing; the exercise of warrants and stock options, and interest income on funds held for future investment. We expect to continue to finance any remaining costs of the Virulizin® Phase III clinical trial and the GTI-2501 Phase II clinical trial from internal resources until their anticipated completion.  The ongoing costs of the six GTI-2040 Phase II clinical trials will continue to be borne by the NCI in the United States with Lorus continuing to be responsible for any additional GTI-2040 manufacturing costs.  Lorus continues to have a sufficient supply of drug on hand to support the clinical trials currently underway.

We have not yet earned substantial revenues from any of our drug candidates and until such time (if ever) Lorus has a product available for sale, we will continue to finance operations through a variety of sources.  Substantial additional funds are required to continue the clinical development of our pipeline products and technologies into Phase I, Phase II or Phase III clinical registration trials.  In addition, we will need to repay or refinance the secured convertible debentures on their maturity should the holder not chose to convert the debentures in to common shares. Lorus will seek to obtain additional funds for these purposes through a variety of sources including public and private equity and debt financing, collaborative arrangements with pharmaceutical companies and government grants. There can be no assurance that additional funding will be available at all or on acceptable terms to permit further clinical development of our products or to repay the convertible debentures on maturity.  If we are not able to raise additional funds, we may not be able to continue as a going concern and realize our assets and pay our liabilities as they fall due.

Cash Position

At February 28, 2006 Lorus had cash and cash equivalents and short-term investments totaling $10.3 million compared to $21.5 million at May 31, 2005.  Working capital was $7.4 million at February 28, 2006 compared to $18.5 million at May 31, 2005.

Contractual Obligations and Off-Balance Sheet Financing

At February 28, 2006, we had contractual obligations requiring annual payments as follows:

(Amounts in 000’s)

	Less than 1 year	1-3 years	4-5 years	5+ years	Total

Operating leases	$ 135	$ 146	-	-	$ 281
Contract Research Organizations [1]	-	-	-	-	-
Convertible Debenture[2]	-	15,000	-	-	15,000
Total	$ 135	$ 15,146	-	-	$ 15,609

1  Contract Research Organization expenditures relate to our Phase III Virulizin® clinical trial.

2  The convertible debenture is due October 6, 2009

Outlook

Until one of our drug candidates receives regulatory approval and is successfully commercialized, Lorus will continue to incur operating losses. The magnitude of these operating losses will be largely affected by the timing and scope of future research and development, clinical trials and other development activities related to the Company’s lead products, as well as any new initiatives. Finally, the duration of the operating losses will depend on the scientific results of such clinical trials.

Risks and Uncertainties

Please refer to the MD&A included in our 2005 Annual Report for a complete discussion of risks and uncertainties.

Some of the most immediate risks and uncertainties facing us in the next fiscal year include:

▪

Future sales of our common shares by us or by our existing shareholders could cause our share price to fall.

▪

Our ability to continue as a going concern is dependent upon our ability to secure additional financing in order to be able to continue our product development activities.

▪

We have a history of operating losses. We expect to incur additional losses and we may never achieve or maintain profitability.

▪

We may never develop any commercial drugs or other products that generate revenues.

▪

We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.

▪

We may violate one or more of the operational covenants related to our convertible debentures that could result in an event of default and the requirement for early payment of our convertible debentures.

▪

Our cash flow may not be sufficient to cover interest payments on the secured convertible debentures or to repay the debentures upon maturity or in the event of default.

▪

Our share price has been and may continue to be volatile and an investment in our common shares could suffer a decline in value.

Critical Accounting Policies and Estimates

Our accounting policies are in accordance with Canadian GAAP including some which require management to make assumptions and estimates that could significantly affect the results of operations and financial position.  The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results are disclosed in the MD&A section of our 2005 Annual Report.  As well, our significant accounting policies are disclosed in Note 2, Significant

Accounting Policies, of the notes to our audited consolidated financial statements for the fiscal year ended

May 31, 2005.

Changes in Accounting Policies and Accounting Estimates

Variable Interest Entities

Effective June 1, 2005, we adopted the recommendations of CICA Handbook Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities, effective for fiscal years beginning on or after November 1, 2004. Variable interest entities (VIE’s) refer to those entities that are subject to control on a basis other than ownership of voting interests.  AcG-15 provides guidance for identifying VIE’s and criteria for determining which entity, if any, should consolidate them.

We have determined that adoption of AcG-15 does not have an effect on our financial position, results of operations or cash flows in the current period or the prior period presented.

Financial Instruments - Disclosure and Presentation

Effective June 1, 2005, we adopted the amended recommendations of CICA Handbook Section 3860,

Financial Instruments - Disclosure and Presentation, effective for fiscal years beginning on or after

November 1, 2004.  Section 3860 requires that certain obligations that may be settled at the issuer’s option in cash or the equivalent value by a variable number of the issuer’s own equity instruments be presented as a liability.

We have determined that adoption of the amendments to Section 3860 does not have an effect on our financial position, results of operations or cash flows in the current period or the prior period presented.

Accounting for Convertible Debt Instruments

On October 17, 2005 the CICA issued EIC 158 Accounting for Convertible Debt Instruments applicable to convertible debt instruments issued subsequent to the date of the EIC.  EIC 158 discusses the accounting treatment of convertible debentures in which upon conversion, the issuer is either required or has the option to satisfy all or part of the obligation in cash.  The EIC discusses various accounting issues related to this type of convertible debt.

Lorus has determined that there is no impact on the financial statements resulting from the adoption of EIC 158 either in the current period or the prior period presented.

New Accounting Standards Issued and Not Adopted

Comprehensive Income and Equity - In January 2005, the CICA released new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530.

Section 3855, Financial Instruments – Recognition and Measurement – Section 3855 establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used to determine when a financial liability is considered to be extinguished.

These three Sections are effective for fiscal years beginning on or after October 1, 2006.  An entity adopting these Sections for a fiscal year beginning before October 1, 2006 must adopt all the Sections simultaneously.

Section 3865, Hedges – Section 3865 establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional.

Section 3831, Non-Monetary Transactions – In June 2005, the CICA released a new Handbook Section 3831, Non-monetary Transactions, effective for fiscal periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity.

EIC-159, Conditional Asset Retirement Obligations - This abstract is based on FIN 47 (same title) and provides guidance on when a conditional asset retirement obligation should be recognized in accordance with HB 3110, Asset Retirement Obligations.

This abstract should be applied retroactively, with restatement of prior periods, to interim and annual financial statements for fiscal years ending after March 31, 2006.

We have not yet determined the impact, if any, of the adoption of these standards on our results from operations or financial position.

Updated Share Information

As at March 31, 2006, the number of issued and outstanding common shares of the Company was 174,239,000.  In addition, there were 3,000,000 warrants to purchase 3,000,000 common shares of the Company and 11,071,987 stock options outstanding can be exercised into an equal number of common shares. The convertible debentures are convertible into 15,000,000 common shares of the Company.